UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,114,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,114,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,114,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.75%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 20,831,320 Shares issued and outstanding as of April 8, 2022, as disclosed in the Annual Report on Form 10-K filed by the Company with the SEC on April 15, 2022 (the “Form 10-K”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,114,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,114,155
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,114,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.75%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 20,831,320 Shares issued and outstanding as of April 8, 2022, as disclosed in the Form 10-K.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, and Amendment No. 8 to Schedule 13D filed on November 2, 2021 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement (the “Keep Well Agreement”), pursuant to which, subject to specified conditions, the Company may borrow up to $25.0 million (the “Available Amount”) from time to time through the earlier of (a) the date on which the Company files a report with the SEC that states that there is substantial doubt regarding the Company’s ability to continue as a going concern during the twelve month period following such filing and (b) September 1, 2023. In connection with each borrowing under the Keep Well Agreement, the Company will issue a senior secured note to Acuitas Capital or an entity affiliated with it for the amount borrowed (each such note, a “Keep Well Note”).

In connection with entering into the Keep Well Agreement, subject to obtaining approval of the Company’s stockholders as required by applicable Nasdaq listing rules, the Company will issue up to 739,645 Shares to Acuitas Capital (or an entity affiliated with Acuitas Capital) (the “Commitment Shares”), (a) 50% of which will be issued upon obtaining such stockholder approval, (b) 25% of which will be issued upon the later of June 1, 2022 and obtaining such stockholder approval, unless on or before June 1, 2022, the Company has secured sufficient capital to replace the Available Amount pursuant to an alternative financing approved by the Company’s board of directors, and (c) 25% of which will be issued on the later of the date of the first borrowing of funds under the Keep Well Agreement and the obtaining of such stockholder approval.

In addition, in connection with each Keep Well Note sold by the Company, subject to obtaining approval of the Company’s stockholders as required by applicable Nasdaq listing rules, the Company will issue to Acuitas Capital (or an entity affiliated with Acuitas Capital) a warrant to purchase Shares, in the form attached as an exhibit to the Keep Well Agreement (each, a “Keep Well Warrant”). The number of Shares underlying each Keep Well Warrant will be equal to (y) the product of the principal amount of the applicable Keep Well Note and 20% divided by (z) the exercise price of the applicable Keep Well Warrant. Each Keep Well Warrant will have a term of five years and an exercise price equal to $1.69, which was the consolidated closing bid price of the Shares as reported by Nasdaq immediately preceding the time the parties entered into the Keep Well Agreement. Each Keep Well Warrant will contain customary adjustment provisions in the event of stock splits, combinations, and similar transactions, and will provide specified information, registration and indemnification rights to the holder. Assuming the full borrowing of the Available Amount under the Keep Well Agreement, the aggregate number of Shares underlying the Keep Well Warrants will be equal to 2,958,580.

The foregoing description of the Keep Well Agreement, the Keep Well Warrant and the Keep Well Note is qualified in its entirety by reference to the full text of the Keep Well Agreement, including the form of the Keep Well Warrant attached as an exhibit thereto, and the form of the Keep Well Note, which are attached hereto as Exhibits 99.14 and 99.15, respectively, and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 20,831,320 Shares issued and outstanding as of April 8, 2022, as disclosed in the Annual Report on Form 10-K filed by the Company with the SEC on April 15, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 9,114,155 Shares, representing 43.75% of the outstanding Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 9,114,155 Shares.

Assuming the full borrowing of the Available Amount under the Keep Well Agreement and that the stockholder approvals with respect to the Commitment Shares and the Keep Well Warrants are obtained, each of the Reporting Persons would be deemed to have beneficial ownership of 12,812,380 Shares, consisting of (i) 9,114,155 Shares beneficially owned by the Reporting Persons as of the date hereof, (ii) 739,645 Shares issuable to Acuitas Capital, as described in Item 4 above, and (iii) 2,958,580 Shares underlying the Keep Well Warrants, as described in Item 4 above.”

ITEM 6.                 Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	materials to be filed as exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.14     Master Note Purchase Agreement, dated as of April 15, 2022, by and among OnTrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC, and the Collateral Agent named therein.

99.15       Form of Senior Secured Note”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 18, 2022

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer